UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

ANTENNA TV S.A.
(Name of Subject Company)

ANTENNA TV S.A.
(Name of Person Filing Statement)

Ordinary Shares and American Depositary Shares (each American Depositary Share representing one half of one Ordinary Share)
(Title and Class of Securities)

CUSIP No. 03672N 10 0
(CUSIP Number of Class of Securities)

Dr. Nikolaos Angelopoulos
Kifissias 10-12, 15125 Maroussi, Athens, Greece
+30 210 688 6500
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
on Behalf of the Person Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.    SUBJECT COMPANY INFORMATION

(a)	Name and Address.

The name of the subject company is Antenna TV S.A., a Greek societe anonyme company (“Antenna”). The address of the principal executive office of Antenna is Kifissias 10-12, 15125 Maroussi, Athens, Greece. The telephone number of Antenna at its principal executive office is +30 210 688 6100.

(b)	Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is (i) the Ordinary Shares, nominal value GRD 100 each (“Ordinary Shares”) and (ii) the American Depositary Shares, each representing one half of one Ordinary Share (“ADSs”), of Antenna. As of November 25, 2002, there were 3,912,500 Ordinary Shares outstanding directly in the form of ADSs. With the exception of 488,094 Ordinary Shares held by two shareholders who held Ordinary Shares prior to Antenna’s initial public offering, all of the Ordinary Shares held other than by the Offerors (as defined below) are held in ADS form (representing 3,414,500 Ordinary Shares or approximately 17% of the total equity of Antenna).

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON

(a)	Name and Address.

The name, business address and business telephone number of Antenna, which is the person filing this Statement, are set forth in Item 1(a) above.

(d)	Tender Offer.

This Statement relates to an offer by Holnest Investments Limited (“Holnest”), Globecast Holdings Limited (“Globecast”), Altavista Global Holdings Limited (“Altavista”) and Praxis Global Investments Limited (“Praxis,” and together with Holnest, Globecast and Altavista, the “Offerors”), each a corporation incorporated under the laws of the Republic of Ireland, to purchase all of the outstanding Ordinary Shares and ADSs not already owned by the Offerors or their affiliates for $1.20 per ADS or $2.40 per Ordinary Share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 2002 (the “Offer to Purchase”), and the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(2) to the Schedule TO filed by the Offerors (which, as may be amended from time to time, together constitute the “Offer”).

The Schedule TO states that the principal office of each of the Offerors is located at Russel Court, St. Stephens Green, Dublin 2, Ireland.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

RELATED PARTY TRANSACTIONS

Prior to Antenna’s initial public offering in the United States, the Offerors owned 92.2% of Antenna’s then outstanding Ordinary Shares. Since its initial public offering in March 1999, Antenna has entered into a number of transactions with members of the Kyriakou family and certain of their affiliates. In May 1999, Antenna used a portion of the net proceeds it received from its initial public offering to acquire the following interests:

•	a 51% interest in Audiotex S.A., which interest was owned by Mr. Minos Kyriakou, for a purchase price of $7.25 million;

•
a 99.97% interest in Antenna Radio, which interest was owned by the sister of Mr. Minos Kyriakou, for a purchase price of $16.25 million plus the assumption of approximately $5.2 million of indebtedness;

•	a 100% interest in Antenna Spoudastiki, which interest was indirectly owned by members of the Kyriakou family, for a purchase price of $6.0 million; and

•	a 100% interest in Pacific Broadcast, which interest was indirectly controlled by Mr. Minos Kyriakou, for a purchase price of $3.5 million.

In addition to the acquisitions identified above, Antenna has entered into the following transactions with related parties:

Audiotex. Antenna is a party to two exclusive contracts with its subsidiary, Audiotex. On February 7, 2000, Audiotex became a wholly-owned subsidiary. Under these contracts, Antenna:

•
provides consulting and production services to Audiotex related to sales and promotions in media, other than for Antenna, in return for a royalty of 7.8% of the gross annual revenue arising from such activities; and

•
airs promotional messages with telephone numbers which viewers may call to participate in quizzes or to obtain horoscopes, weather forecasts or general information such as detailed news or national exam results, in return for a royalty (expressed as a percent of Audiotex’s annual gross revenue) of:

•	15% from December 1, 1995 to June 30, 1998;

•	30% from July 1, 1998 to August 31, 1998;

•	40% from September 1, 1998 to December 31, 1998; and

•	50% from January 1, 1999 to January 1, 2005.

The contracts terminate on January 1, 2005 but may be renewed on substantially similar terms. Antenna had revenue under these contracts of €1.3 million ($1.3 million) in 2000. Since then, revenue generated from these contracts has been eliminated upon consolidation.

Antenna Satellite. Antenna is a party to a programming agreement and a distribution agreement with Antenna Satellite, a company affiliated with Mr. Minos Kyriakou, through 50% indirect share ownership and membership on the board of directors. Under the programming agreement, Antenna provides Antenna Satellite with television programs for broadcast in the United States and Canada, in consideration for a license fee which is computed on a total subscriber basis (currently the total monthly fee ranges from $80,000 to $95,000). Antenna reported revenues under the programming agreement of €0.9 million ($0.9 million) in 2000, €1.5 million ($1.5 million) in 2001 and € 0.8 million ($0.8 million) for the first nine months of 2002.

Under the distribution agreement, which has a term of four years subject to termination by either party in certain circumstances, Antenna has granted Antenna Satellite a license to distribute, subdistribute or license specified television programming for broadcast by television stations located in the United States and Canada for a license fee of $5.5 million which has been partially paid. Antenna recorded the entire $5.5 million license fee payable as revenue in 1996. Antenna Satellite’s obligation to Antenna under the programming agreement and the distribution agreement have been guaranteed by Mr. Minos Kyriakou.

Antenna Cyprus. Antenna is a party to an agreement to provide technical support and television programming to Antenna Cyprus. Antenna’s TV Group General Manager was the General Manager of Antenna Cyprus. The agreement provides for royalty payments equal to a percentage of revenue derived by Antenna Cyprus during broadcasts of programming supplied by Antenna. The royalty payment percentage was:

•	9% in the period September 1992-1993;

•	11% in the period September 1994-1997; and

•	12% from 1998 through the present.

Antenna has advanced funds to Antenna Cyprus in prior years of €1.4 million ($1.4 million) for production. There were no advances outstanding at June 30, 2002 or December 31, 2001, compared to €0.4 million ($0.4 million) at December 31, 2000. These advances did not bear interest.

Rythmos FM. Antenna Radio is party to an agreement with Rythmos FM to provide expertise in production, advertising sales and promotion, and to advise on format, development, direction and timing of programming for Rythmos FM. Antenna’s marketing, sales and programming staffs will advise Rythmos FM on targeting key demographics. Antenna will receive fees equal to 55% of gross revenues of Rythmos FM generated during the ten year period commencing July 2000, and rental income from the use of our technical equipment. Revenue generated from Rythmos FM in 2001 totaled €0.06 million ($0.06 million). € 0.2 million ($0.2 million) of revenue was generated from Rythmos FM in the first nine months of 2002. The company that owns Rythmos FM is owned by the sister of Mr. Minos Kyriakou.

Euroholding Capital. During 2000, Antenna purchased in various open market transactions shares of Euroholding Capital Investments Corp. (previously known as Athenian Capital Holdings S.A.) for an aggregate purchase price of GRD €45.6 million ($45.6 million). Euroholdings is a diversified investment company listed on the Athens Stock Exchange, whose investments include majority investments in three Greek companies. Antenna currently owns approximately 14.5% of Euroholding’s share capital. Individual members of the Kyriakou family own an additional approximately 15% of Euroholding. Antenna’s Chairman is also Chairman of Euroholding.

The value of Antenna’s investment in Euroholding had been adversely impacted in line with the general decline in prices on the Athens Stock Exchange. At September 30, 2002, Antenna’s investment in Euroholding was valued at €3.4 million ($3.4 million). Antenna accounted for this investment on its balance sheet as available-for-sale marketable securities with the unrealized loss, net of tax, being reported in other comprehensive income in shareholders’ equity for the year ended December 31, 2000. In 2001, Antenna determined that the decline in fair value below cost was “other-than-temporary” and the cost basis of the investment was written-down by €37.4 million ($37.4 million) for the year ended December 31, 2001 and €4.8 million ($4.8 million) for the nine months ended September 30, 2002 and included in the consolidated statements of operations for the applicable period.

On March 5, 2001, Antenna announced that, in order to protect the value of this investment, Mr. Minos Kyriakou has agreed to underwrite Antenna’s investment such that in the event that Antenna continues to hold shares in Euroholding on December 31, 2003, and the value of the investment on such day (as measured based on average closing prices for the preceding 20 trading days) does not exceed Antenna’s aggregate purchase price, Mr. Kyriakou will purchase Antenna’s entire stake in Euroholding for an amount equal to such purchase price. Furthermore, if Antenna elects at any time prior to December 31, 2003 to dispose of the investment, and the sale price at that time is less than its purchase price, Mr. Kyriakou will pay Antenna the difference between the sale price and Antenna’s purchase price. In all cases, Mr. Kyriakou will pay these amounts plus interest reflecting Antenna’s return on bank deposits.

INTERESTS OF CERTAIN PERSONS IN THE OFFER

Holders of ADSs and Ordinary Shares should be aware that the same individual members of the Kyriakou family which control approximately 80% of the outstanding Ordinary Shares of Antenna also control the Offerors. The interests of the individual members of the Kyriakou family conflict with those of the other holders of ADSs and Ordinary Shares.

Special Committee Compensation

The members of the special committee of independent directors of the Antenna board of directors that was formed to evaluate the Offer (the “Special Committee”) did not receive compensation in connection with serving on the Special Committee.

The Special Committee and the Antenna board of directors (the “Antenna Board”) were aware of these actual and potential conflicts of interest and considered them along with the other matters described in Item 4 below.

Beneficial Ownership of Shares

As of the date of this Offer, the Offerors and their affiliates beneficially owned, as defined by Rule 13d-3 of the Exchange Act, 15,946,846 Ordinary Shares, directly or in the form of ADSs, or approximately 80% of the outstanding Ordinary Shares. The Schedule TO states that the principal office of each of the Offerors is located at Russel Court, St. Stephens Green, Dublin 2, Ireland.

INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES

Shareholders also should be aware that individual members of the Kyriakou family control the Offerors and, as a result, own approximately 80% of Antenna and, therefore, have actual or potential conflicts of interest in connection with the Offer.

As of the date of this Offer, other than members of the Kyriakou family, to the best of the Antenna’s knowledge, no director or executive officer of Antenna and its subsidiaries had beneficial ownership of more than 1% of the outstanding shares.

Based on representations Antenna obtained from its directors, executive officers, associates and subsidiaries, neither Antenna, nor any associate or subsidiary of Antenna nor, to the best of Antenna’s knowledge, any of the directors or executive officers of Antenna or any of its subsidiaries, nor any associates or subsidiaries of any of the foregoing, has effected any transactions in the ADSs or Ordinary Shares during the 60 days before the date of this Offer.

Except as otherwise described in this Statement, neither Antenna nor, to the best of Antenna’s knowledge, any of Antenna’s affiliates, directors or executive officers, is a party to any contract, agreement, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer or with respect to any securities of Antenna, including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of the ADSs or Ordinary Shares of Antenna, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

Recommendation of the Special Committee and the Antenna Board

(a)	Solicitation Recommendation.

The Special Committee, at a meeting held on November 12, 2002:

•
determined that it is fair to and in the best interests of Antenna and the holders of ADSs and Ordinary Shares (other than the Offerors and their affiliates) to recommend the Offer upon the terms and subject to the conditions of the Proposal;

•	resolved to recommend that the Antenna Board approve and declare advisable the Offer; and

•	resolved to recommend that the holders of ADSs and Ordinary Shares (other than the Offerors and their affiliates) accept the Offer and tender their ADSs and Ordinary Shares pursuant to the Offer.

On November 12, 2002, the Antenna Board, by unanimous decision of those directors participating and based upon the recommendation of the Special Committee:

•
determined that the Offer and the transactions contemplated in the Offer are fair to and in the best interests of Antenna and the holders of ADSs and Ordinary Shares (other than the Offerors and their affiliates); and

•	resolved to recommend that the holders of ADSs and Ordinary Shares accept the Offer if submitted for their approval.

Messrs. Minos Kyriakou, Xenophon Kyriakou and Theodore Kyriakou and Ms. Athina Kyriakou did not attend the meeting in light of their positions as shareholders of the Offerors.

(b)	Reasons for the Recommendation; Background of the Offer.

Fairness of the Offer

The Special Committee

In reaching the recommendations described above, the Special Committee considered a number of factors, including the following:

1.    Antenna Operating and Financial Condition. The Special Committee took into account the current and historical financial condition and results of operations of Antenna, as well as the prospects and strategic objectives of Antenna, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the general economy and in the sectors in which Antenna operates or has interests. The Special Committee also took into account the value of Antenna’s investment in Euroholding Capital Investment Corp. (previously known as Athenian Capital Holdings S.A.) and, for purposes of considering the fairness of the Offer, assumed that Mr. Minos Kyriakou purchased from Antenna its entire stake in Euroholding for €45.6 million plus interest accruing since the date of Antenna’s investment but less taxes. See Item 3 above.

2.    Piraeus Bank Financial Analysis and Opinion. The Special Committee considered the presentation delivered on November 7, 2002 by Piraeus Bank and its written opinion dated November 11, 2002 to the effect that, as of such date and based upon and subject to the matters stated in such opinion, the Offer consideration to be received by the holders of ADSs or Ordinary Shares (other than the Offerors and their affiliates) in the Offer is fair from a financial point of view to such holders. The full text of the opinion delivered by Piraeus Bank to the Special Committee dated November 11, 2002, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex A to the Offer to Purchase and is incorporated in this Statement by reference. Piraeus Bank’s opinion is addressed to the Special Committee and relates only to the fairness of the Offer consideration, from a financial point of view, to the holders of ADSs or Ordinary Shares (other than the Offerors and their affiliates). Piraeus Bank’s opinion does not address any other aspect of the Offer or any related transaction and was not intended to be and does not constitute a recommendation to any holder as to whether to tender or not tender ADSs or Ordinary Shares in the Offer or as to any other matters relating to the Offer. The description of Piraeus Bank’s opinion included in this document is qualified in its entirety by reference to Annex A to the Offer to Purchase. Holders of ADSs and Ordinary Shares are urged to read the opinion carefully in its entirety. See “Opinion of Financial Advisor” below.

3.    Relation to Certain Market Prices. The Special Committee considered the relationship of the Offer Price to the historical market prices of the ADSs. On September 30, 2002, the last full trading day prior to the public announcement of the Offerors’ intent to make the Offer, the last reported sales price of the ADSs on the Nasdaq National Market was $0.49 per ADS. The $1.20 Offer Price represents a $0.71 (145%) per ADS premium over the market price on the Nasdaq National Market prior to the public announcement of the Offer.

4.    Timing of the Offer. The Special Committee considered the timing of the Offer, and particularly the fact that it was made following declines in the trading price of Antenna’s ADSs. The Special Committee considered that, despite having achieved a leading market position in the Greek media sector and despite general increases in revenues since its initial public offering, Antenna’s share price had fallen over the past twenty months and further expansion had become increasingly difficult. The Special Committee also considered that, since its initial public offering in March 1999, Antenna’s management has endeavored to increase the interests of others in Antenna and to expand the public ownership of Antenna. Furthermore, the Special Committee considered the fact that on September 16, 2002, Antenna received a letter from the Nasdaq National Market regarding the continued listing of the ADSs on the Nasdaq National Market. The letter stated that because the bid price of the ADSs was below $1.00 per ADS, Antenna did not meet the Nasdaq National Markets requirements for continued listing. The Nasdaq National Market indicated that Antenna had 90 calendar days, or until December 16, 2002, to regain compliance or the ADSs would be delisted from trading. Compliance was regained on October 25, 2002. The Special Committee noted, however, that the increase in the bid price of the ADSs and the satisfaction of the Nasdaq requirements occured only after the Offer was announced on October 1, 2002. In the opinion of the Special Committee, the increase in the bid price of the ADSs and the satisfaction of the Nasdaq requirements was likely the result of the announcement of the Offer.

5.    Likely Effect on the Market Price of the ADSs if the Offer were Withdrawn. The Special Committee considered the possible trading prices of the ADSs in the short- through the long-term if the Offer were to be withdrawn or rejected. The Special Committee concluded that the trading value of the ADSs likely would decline in the short- and medium-term as a result of a withdrawal or rejection of the Offer in combination with Antenna’s financial outlook and that the long-term trading value of the ADSs appeared uncertain in light of Antenna’s historical trading record and its difficulty in creating a broader ownership base for its ADSs and Ordinary Shares.

6.    Form of the Consideration; Taxable Transaction. The Special Committee took into consideration that the shareholders would be paid in cash for the ADSs and Ordinary Shares tendered to the Offer, and the certainty of value of such cash consideration compared to stock, particularly in light of recent market volatility. The Special Committee was aware that the consideration received by holders of ADSs and Ordinary Shares in the Offer would be taxable to some holders for income tax purposes.

7.    Liquidity of ADSs. The Special Committee considered the fact that the Offer would provide liquidity for public shareholders whose ability to sell their ADSs has been adversely affected by the limited trading volume and small public float of the ADSs.

8.    Strategic Alternatives. The Special Committee considered the fact that the Kyriakou family interests currently control approximately 80% of the equity of Antenna. While the Special Committee recognized that unaffiliated shareholders who tender their ADSs and Ordinary Shares will be helping to foreclose the possibility of a sale of Antenna to an unaffiliated third party, any alternative transaction was impossible without the consent of the Kyriakou family interests which would not likely be obtained. Accordingly, the Special Committee concluded that an acquisition of Antenna by a third party was not a feasible alternative. The Special Committee considered the fact that on January 30, 2002, Mr. Minos Kyriakou, Mr. Theodore Kyriakou and Mr. Nikolaos Angelopoulos, the Chief Financial Officer of Antenna, met with a representative of a potential private equity investor (the “Potential Investor”) to discuss a potential strategic relationship between Antenna and the Potential Investor, in which the Potential Investor would acquire a 25-30% stake in Antenna (which, given the public float, would have involved a sale of some Ordinary Shares by the Offerors or their affiliates), and that the Potential Investor expressed interest in a possible investment in Antenna in conjunction with making an offer for the ADSs, at an indicative price of between $2.50 and $3.00, the average of which range was approximately 47% above the average ADS trading price on the Nasdaq National Market at the time. The Special Committee was aware that the proposal envisioned a sharing of any gain on exit by the Potential Investor and was subject to a number of conditions, including completion of satisfactory due diligence, the agreement of the Offerors to provide the Potential Investor with minority protection rights and representation on the Antenna Board, closing of a tender offer for all of the Ordinary Shares (either directly or in the form of ADSs) not held by the Offerors and their affiliates and the grant by the Offerors and their affiliates of a right to compel them to purchase all Ordinary Shares owned by the Potential Investor at an agreed-upon price if an Antenna public offering did not occur within three years of the investment. The Special Committee was also aware that the Kyriakou family determined that they were not prepared to meet the numerous conditions of the proposal, particularly those relating to minority protection and the condition that the Offerors and their affiliates grant the Potential Investor the right to compel the Offerors and their affiliates to purchase any Ordinary Shares owned by them in the absence of a public exit in three years.

9.    Procedural Fairness. The Special Committee considered the fact that each holder of ADSs and Ordinary Shares is able to decide voluntarily whether or not to tender their ADSs or Ordinary Shares in the Offer. Additionally, the Offer contains procedures for holders of ADSs and Ordinary Shares to withdraw their tendered ADSs or Ordinary Shares.

10.    Timing of Completion. The Special Committee considered the anticipated timing of consummation of the Offer, which should allow holders of ADSs and Ordinary Shares to receive the Offer Price promptly.

11.    Limited Conditions to Consummation. The Special Committee considered the fact that the obligation of the Offerors to consummate the Offer is subject to a limited number of conditions., with no financing condition and no alternative-financing plan in place; however, the Special Committee believes that the Offerors have the financial resources to consummate the Offer expeditiously. Moreover, each condition other than those dependent upon necessary government or regulatory approval, must be satisfied or waived on or before the Expiration Time.

12.    Discussion with the Kyriakou Family Interests. The Special Committee considered the discussions between the Special Committee and the Offerors and their respective advisers, and the judgment of the Special Committee that the Offer Price was the highest price that the Offerors would be willing to pay.

The members of the Special Committee evaluated the Offer in light of their knowledge of the business, financial condition and prospects of Antenna. In view of the wide variety of factors considered in connection with the evaluation of the Offer, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign numerical weights to the specific factors it considered in reaching its determination.

The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee.

The Antenna Board

In reaching its determinations referred to above, the Antenna Board considered the following factors, each of which, in the view of the Antenna Board, supported such determinations:

•	the conclusions and recommendations of the Special Committee; and

•	the factors referred to above as having been taken into account by the Special Committee.

The members of the Antenna Board, including the members of the Special Committee but excluding members of the Kyriakou family, evaluated the Offer in light of their knowledge of the business, financial condition and prospects of Antenna, and based upon the advice of financial and legal advisors.

The Antenna Board, including the members of the Special Committee, believes that the Offer is procedurally fair based upon a number of factors, including:

•	the fact that the Special Committee consisted of independent directors appointed to represent the interests of holders of ADSs and Ordinary Shares (other than the Offerors and their affiliates);

•	the fact that the Special Committee retained and was advised by its own independent legal counsel;

•
the fact that the Special Committee retained and was advised by Pireaus Bank, as its independent financial advisor, with the sole objective of rendering an opinion as to the fairness, from a financial point of view, of the Offer to the holders of ADS and Ordinary Shares (other than the Offerors and their affiliates); and

•	the nature of the deliberations under which the Special Committee evaluated the Offer and the alternatives to the Offer.

The Antenna Board and the Special Committee recognized that, while the consummation of the Offer will result in all holders of ADSs and Ordinary Shares (other than the Offerors and their affiliates) being entitled to receive $1.20 per ADS ($2.40 per Ordinary Share) in cash for each of their ADSs or Ordinary Shares, as applicable, it will eliminate the opportunity for current holders (other than the Offerors and their affiliates) to participate in the benefit of increases, if any, in the value of Antenna’s business following the completion of the Offer. Nevertheless, the Special Committee and the Antenna Board concluded that this fact did not justify foregoing the receipt of the immediate cash premium represented by the Offer Price.

Neither the Special Committee nor the Antenna Board considered the liquidation of Antenna’s assets to be a viable course of action. Therefore, no appraisal of liquidation values was sought for purposes of evaluating the Offer.

In view of the wide variety of factors considered in connection with their evaluation of the Offer, neither the Special Committee nor the Antenna Board found it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors they considered in reaching their determinations.

The foregoing discussion of the information and factors considered by the Special Committee and the Antenna Board is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee and the Antenna Board. Antenna’s executive officers have not been asked to make a recommendation as to the Offer.

OPINION OF FINANCIAL ADVISOR

Under an engagement letter, dated October 11, 2002, the Special Committee retained Piraeus Bank to render an opinion as to the fairness, from a financial point of view, of the Offer consideration of $1.20 per ADS and $2.40 per Ordinary Share to be paid to the holders of ADSs and Ordinary Shares, respectively (other than the Offerors and their affiliates, as to whom Piraeus Bank was not requested to express an opinion). Piraeus Bank was retained with the sole objective of rendering an opinion as to the fairness, from a financial point of view, of the Offer.

Piraeus Bank is an EU-based bank providing a full range of commercial and investment banking and asset management activities in Greece and other foreign locations. It is a provider of financial advisory services in the Greek market in connection with public offerings, business valuations and corporate restructurings.

On November 7, 2002, Piraeus Bank delivered an oral opinion, confirmed by a written opinion dated November 11, 2002, to the effect that, as of such date and based upon and subject to the matters stated in such opinion, the Offer consideration to be received by the holders of ADSs or Ordinary Shares (other than the Offerors and their affiliates) in the Offer is fair from a financial point of view to such holders. The full text of the written opinion delivered by Piraeus Bank to the Special Committee dated November 11, 2002, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex A to the Offer to Purchase and is incorporated in this Statement by reference. Piraeus Bank’s opinion is addressed to the Special Committee and relates only to the fairness of the Offer consideration, from a financial point of view, to the holders of ADSs and Ordinary Shares (other than the Offerors and their affiliates). Piraeus Bank’s opinion does not address any other aspect of the Offer or any related transaction and was not intended to be and does not constitute a recommendation to any shareholder as to whether to tender or not tender ADSs or Ordinary Shares in the Offer or as to any other matters relating to the Offer. The description of Piraeus Bank’s opinion included in this document is qualified in its entirety by reference to Annex A. Holders of ADSs are urged to read the opinion carefully in its entirety.

In arriving at its opinion, Piraeus Bank has made such analyses and inquiries as it deemed necessary and appropriate under the circumstances, including:

•
reviewing Antenna’s audited annual reports for the fiscal years ended December 31, 1999, December 31, 2000 and December 31, 2001, prepared according to US GAAP and filed according to relevant SEC rules in place;

•	reviewing unaudited financial statements of Antenna for the period January 1, 2002 to June 30, 2002 prepared according to US GAAP and filed accordingly;

•	reviewing unaudited financial statements of Antenna for the period January 1, 2002 to September 30, 2002 prepared according to US GAAP and filed accordingly;

•	reviewing other publicly available information concerning Antenna;

•	reviewing forecasts and projections prepared by Antenna management for the fiscal years ending December 31, 2002 through December 31, 2006;

•	meeting with, or holding discussions with, authorised members of the Special Committee and management to discuss the operations, financial condition and future prospects of Antenna;

•	reviewing the historical market prices and trading volume for the ADSs quoted on Nasdaq National Market for the last six months prior to the announcement of the Offer;

•	reviewing and analyzing certain publicly available financial data for certain companies similar to Antenna;

•	reviewing and analyzing certain publicly available information for certain transactions that were deemed similar to the Offer; and

•	performing such other analyses, reviewing such other information and considering such other factors as were deemed appropriate.

Piraeus Bank relied on and assumed, without independent verification or investigation, the accuracy and completeness of the information supplied to or discussed with it and does not assume any responsibility with respect to it. Piraeus Bank did not conduct any valuation or appraisal of any of the assets or liabilities of Antenna, including any appraisal of intellectual properties of Antenna, nor have any such valuations or appraisals been provided to Piraeus Bank, nor did it conduct any physical inspection of the properties and facilities of Antenna.

Piraeus Bank relied upon and assumed that the financial forecasts and projections provided to it have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of Antenna, and that there has been no material change in the assets, financial condition, business or prospects of Antenna since the date of the most recent financial statements made available to Piraeus Bank.

Piraeus Bank did not express any opinion as to the underlying valuation, future performance or long-term viability of Antenna, or the price at which the Antenna shares would trade or otherwise be transferable subsequent to announcement of the proposed transaction. In connection with its engagement, Piraeus Bank was not requested to, and did not, solicit third-party indications of interest in the acquisition of all or a part of Antenna or negotiate with the Offerors regarding the Offer consideration.

Piraeus Bank has relied upon and assumed the legality, validity and enforceability of the Offer and any other Antenna transaction or agreement presented to Piraeus Bank in the course of its engagement. Piraeus Bank’s opinion is focused on the financial aspects only and does not include any legal or tax opinions, assessments or reviews.

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of these methods to the particular circumstances involved. Therefore, Piraeus Bank believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular form, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

Piraeus Bank expressed no view as to, and its opinion and analysis do not address, the relative merits of the Offer as compared to any alternative business strategies that might exist for Antenna or the effect of any other transaction in which Antenna might engage. Piraeus Bank opinion and analysis were necessarily based on information available, and financial, stock market and other conditions and circumstances existing and disclosed to Piraeus Bank, as of the date of such opinion and analysis. Piraeus Bank was not asked to, and it did not, make any recommendations to the Special Committee with respect to the Offer or the Offer consideration as proposed. It should be understood that, although subsequent developments may affect its opinion, Piraeus Bank does not have any obligation to update, revise or reaffirm its opinion.

Piraeus Bank prepared these analyses solely for purposes of Piraeus Bank providing its opinion to the Antenna Special Committee as to the fairness from a financial point of view of the Offer consideration. The estimates contained in Piraeus Bank analysis and the reference ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favourable than those suggested by its analysis. In addition, an analysis relating to businesses or securities does not necessarily purport to be an appraisal or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Piraeus Bank analysis and estimates are inherently subject to substantial uncertainty.

As described above, Piraeus Bank’s opinion to the Special Committee was one of many factors taken into consideration by the Special Committee in making its determination to approve the Offer. The foregoing summary does not purport to be a complete description of the analyses performed by Piraeus Bank in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Piraeus Bank attached as Annex A.

Antenna has agreed to indemnify and hold harmless Piraeus Bank and its affiliates and any other person, director, employee or agent of Piraeus Bank or any of its affiliates, or any person controlling Piraeus Bank or its affiliates, for certain losses, claims, damages, expenses and liabilities relating to or arising out of services provided by Piraeus Bank to Antenna and to reimburse Piraeus Bank for its reasonable expenses.

A copy of Piraeus Bank’s written presentation to the Special Committee has been filed as an exhibit to the Schedule TO filed by the Offerors with the SEC in connection with the Offer.

In its analyses, Piraeus Bank considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Antenna. No company, transaction or business used in Piraeus Bank’s analyses as a comparison is identical to Antenna or the proposed Offer, and an evaluation of the results of the analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the Offer, public trading or other values of the companies, business segments or transactions analyzed.

In arriving at its opinion, Piraeus Bank made qualitative judgments as to the significance and relevance of each analysis and factor considered by it. In view of the variety of analyses and factors considered by it in connection with its opinion, Piraeus Bank did not find it practicable to and did not quantify or otherwise assign relative weights to the specific analyses or factors considered in reaching its opinion. Accordingly, Piraeus Bank believes that its analyses and factors must be considered as a whole and that selecting portions of its analyses and factors without considering all analyses and factors could create a misleading or incomplete view of the processes underlying such opinion.

Although Piraeus Bank evaluated the Offer consideration from a financial point of view, it was not asked to and did not recommend the specific consideration payable in the Offer. The decision to recommend the offer was solely that of the Special Committee and Antenna Board. Piraeus Bank’s opinion and financial analyses were only one of many factors considered by the Special Committee in its evaluation of the Offer and should not be viewed as determinative of the views of the Special Committee, the Antenna Board or management with respect to the Offer or the Offer consideration.

The following is a summary of the material analyses underlying Piraeus Bank’s opinion presented to the Special Committee on November 11, 2002.

Market Multiples Approach.  This approach uses a company’s stock market and financial (accounting) reporting data in combined ratio formats (“market multiples”) in an effort to evaluate market performance relative to financial data over periods of time among companies operating in the same industry or across relevant industries.

In order to analyze Antenna as an integrated media group with activities in television broadcasting, radio broadcasting and publishing, each activity was reviewed independently based on relevant market multiples. Results were then weighted according to the contribution of each activity in Antenna’s revenues during the last two years.

The review group consisted of twelve media companies, all operating in Europe. Five were television broadcasters (Carlton Communication Plc, Ulster Television Plc, Mediaset Group, Teletypos and Eleftheri Tileorasi), three were radio broadcasters (Capital Radio, Scottish Radio Holding and GWR Group Plc), and four were publishing companies (EMAP Plc, Future Network Plc, Arnoldo Mondatori and Sanoma WSOY Corp).

The market multiples finally selected for the purpose of the current analysis were the following:

•	Market Capitalisation over Book Value (P/BV)

•	Enterprise Value over Sales (EV/S)

•	Enterprise Value over Earnings before Interest and Tax (EV/EBIT)

All market prices were extracted from Bloomberg for a six-month period prior to the Offer announcement (October 1, 2002), while companies’ financial results were taken from published annual reports. Within the selected time period, market multiples were calculated for sub periods of one week, one month and six months. For comparison purposes, all data were expressed in US dollars using the conversion rate of October 1, 2002.

Results are presented in the table below.

Weighted Market Multiples					ANTENNA
					Implied Equity Reference Range				Implied ADS Reference Range
	1-wk	1-mth	3-mths	6-mths	1-wk	1-mth	3-mths	6-mths	1-wk	1-mth	3-mths	6-mths
					(in US $ mn)				(in US $)
P/BV	3.29x	3.45x	3.62x	4.04x	211.27	221.83	232.39	259.82	5.32	5.59	5.85	6.54
EV/S	2.68x	2.83x	2.94x	3.27x	270.47	293.88	310.78	362.54	6.81	7.40	7.83	9.13
EV/EBIT	13.11x	13.94x	15.13x	17.64x	38.63	50.52	67.53	103.27	0.97	1.27	1.70	2.60

Note:	1-week (9/25/2002-10/1/2002), 1-month (9/2/2002-10/1/2002) /(1st of September was Sunday), 3-months (7/1/2002-10/1/2002) and 6-months (4/1/2002-10/1/2002).

The market multiples approach implies a reference range from $0.97 to $9.13 per ADS.

Discounted Cash Flow Approach.  Piraeus Bank performed a discounted cash flow analysis of Antenna to estimate the present value of the unlevered, after-tax cash flows that Antenna could generate over calendar years 2002 to 2006, based on projections provided by the management of Antenna. Unlevered after–tax cash flow was calculated as the after-tax operating earnings excluding any interest income and expense, plus depreciation and amortization, plus or minus net changes in non-cash working capital, minus capital expenditures. Terminal value was calculated, using the perpetuity formula and assuming that unlevered after–tax cash flow will grow at 2.0% per annum from 2006 and thereafter. The cash-flow streams and the terminal value were then discounted to present using a discount rate of 10.75%. This approach resulted in a reference amount of $0.57 per ADS.

Selected Transactions Approach.  The selected transactions approach estimated a reference range for Antenna by comparing it to the price paid for companies that were targets of mergers and acquisitions and/or generally subject to tender offers during the period July 20, 2002 to October 10, 2002. Transactions were selected by applying the following criteria:

•	that companies were listed on NASDAQ;

•	that companies operate in the broader services sector;

•	that the transactions were in the form of cash offers to acquire 100% of the company shares; and

•	that the transactions resulted in stock delistings.

This search yielded a group of ten transactions as presented below:

Bidder	Target
Four Seasons HealthCare Ltd	Omega Worldwide Inc (OWWI)
SBI and Company	Lante Corporation (LNTE)
Victorinox AG	Swiss Army Brands Inc (SABI)
Liberty Broadband Interactive TV Inc	Wink Communications Inc (WINK)
Fox Paine & Company LLC	Paradigm Geophysical Ltd (PGEO)
Whitney & Co LLC	Herbalife International Inc (HERBA)
Tier Technologies Inc	Official Payments Corporation (OPAY)
DCPI Investco Inc	Dick Clark Productions Inc (DCPI)
IntelliMark Holdings Inc	Technisource Inc (TSRC)
Novel Inc	SilverStream Software Inc (SSSW)

The transactions were analyzed in terms of the ratio of price paid to book value and market price prior to the tender offer announcement. The implied reference range figures are presented in the following table:

	Selected Transactions		Implied ADS Referencee Range
	Premium	P/BV	Premium*	P/BV2001
High	100%	2.35	0.98	3.81
Low	27%	0.51	0.62	0.82
Mean	53%	1.31	0.75	2.12
Median	47%	1.29	0.72	2.08

Antenna	145%	0.82

*	based on Antenna’s price as of October 1, 2002

The premiums paid in Selected Transactions imply a reference range from $0.62 to $0.98 per ADS, while the P/BV multiples in Selected Transactions imply a reference range from $0.82 to $3.81 per ADS.

Adjusted Equity Approach.  Under this approach, adjustments are made to the reported equity of a company to arrive at an implied reference range.

In this context, Antenna’s equity, as stated in the last audited financial reports of December 31, 2001, was adjusted in order to incorporate:

•	the net loss realized during the period January 1, 2002 to September 30, 2002; and

•	the impairment of the value of Euroholding Capital Investment Corp. investment and its anticipated recovery.

(Amounts in €’000s)
Equity as of 12/31/2001	65,086
Less: Loss for the period 1/1 – 9/30/2002	9,253
Plus: Restatement of Investment in Euroholding Capital Investment Corp. net of tax	11,916
Adjusted Equity as of 9/30/2002	67,749
Ordinary Shares Outstanding translated into ADSs (actual number)	39,698,880
Adjusted Equity per ADS (in €)	1.71
Adjusted Equity per ADS (in $)*	1.68

*	Based on the $/€ exchange rate as of October 1, 2002 (€1 = $0.98731)

As a result of the above analysis, the implied reference amount was $1.68 per ADS.

Piraeus Bank will receive a fee for its services. See “Item 5—Persons/Assets Retained, Employed, Compensated or Used” of this Statement. The terms of the fee arrangement with Piraeus Bank, which Antenna and Piraeus Bank believe are customary in transactions of this nature, were negotiated at arm’s-length between the Special Committee and Piraeus Bank. The fee is payable upon delivery of Piraeus Bank’s fairness opinion. In addition, Antenna has agreed to reimburse Piraeus Bank for its expenses incurred in connection with its services. Piraeus Bank may in the future provide investment and corporate banking activities or other financial advisory services to Antenna or any of its affiliates. Piraeus Bank has extended a credit line and letter of guarantee in the aggregate amount of approximately €400,000 to Nova Televizia SA, an Antenna subsidiary, for which Piraeus Bank has received and expects to receive compensation.

ITEM 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a)	Solicitations or Recommendations.

The Special Committee retained Piraeus Bank to act as its independent financial adviser in connection with the Offer. The Special Committee also retained the services of an independent legal advisor, Basil Patkos Law Offices (Piraeus Bank and Basil Patkos Law Offices are referred to as “Independent Advisors”). The retainer agreements of the Independent Advisors were approved by the Antenna Board on October 11, 2002. Under the terms of those retainer agreements, Antenna agreed to pay Piraeus Bank a fee of €100,000 upon delivery of its fairness opinion and to pay Basil Patkos Law Office for their services at a rate of €200 per hour, with the understanding that the total fee payable to Basil Patkos Law Office will not exceed €10,000. Antenna believes that the terms of the fee arrangements with the Independent Advisors are customary in transactions of this nature and were negotiated at arm’s length between the Special Committee and each Independent Advisor. The fees payable to each Independent Advisor, under the respective retainer agreements, are not contingent upon the conclusions reached in any opinions or upon the success of the proposed Offer transaction.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(b)	Securities Transactions.

No transactions in ADSs or Ordinary Shares have been effected during the past 60 days by Antenna or to the knowledge of Antenna, by any executive officer, director, affiliate or subsidiary of Antenna.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(d)	Subject Company Negotiations.

Except as set forth in this Statement or the Offer to Purchase, Antenna is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of securities by Antenna, any subsidiary of Antenna or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Antenna or any subsidiary of Antenna; (3) a purchase, sale or transfer of a material amount of assets of Antenna or any subsidiary of Antenna; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Antenna. Except as set forth in this Statement or the Offer to Purchase, there are no transactions, resolutions of Antenna Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.    ADDITIONAL INFORMATION

(b)	Other Material Information.

The information contained in all of the Exhibits referred to in Item 9 below is incorporated into this Statement by reference.

ITEM 9.    EXHIBITS

(a)(1) — Offer to Purchase, dated November 25, 2002.*

(a)(2) — Letter of Transmittal.*

(a)(3) — Notice of Guaranteed Delivery.*

(a)(4) — Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(5) — Form of Letter to Clients.*

(a)(6) — Press Release issued by the Offerors, dated November 25, 2002.*

*	Incorporated by reference to the Schedule TO filed on November 25, 2002.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANTENNA TV S.A.

By: /S/ NIKOLAOS ANGELOPOULOS
Name: Dr. Nikolaos Angelopoulos
Title: Director, Chief Financial Officer

Dated: November 25, 2002